TO OUR STOCKHOLDERS, CUSTOMERS, AND EMPLOYEES


     Since mid-summer, the stock market has been volatile amid growing concerns about the state of the global and U.S. economies. Our share price has declined substantially even though Mueller's business continues to be good. Historically the housing industry has done well when interest rates are low, inflation is low and employment is high. These conditions are clearly in evidence today indicating a continuing positive environment for our Company. Obviously, economic conditions change, but we remain confident that our business plan is sound for both the short- and long-term.

     Mueller earned $18.8 million, or 47 cents per diluted share, in the third quarter of 1998. This represents an increase of 4 percent over the $18.1 million, or 46 cents per diluted share, earned in the same quarter of 1997.

     Net income and earnings per share set third quarter records. This is partly due to a favorable closing agreement to a multi-year federal tax audit. That agreement lowered the Company's effective tax rate and, we anticipate, will provide benefits in the future. Operating income declined slightly from the third quarter last year as margins contracted in certain product lines.

     Pounds of product sold in the third quarter of 1998 totaled 150.7 million, an increase of 8 percent over the 140.1 million pounds sold in the same quarter of 1997. Net sales were $212.7 million, compared to $229.1 million in the third quarter of 1997. This decline in net sales reflected the drop in the price of copper, from an average of $1.02 per pound in the third quarter of 1997, to 75 cents per pound in the same quarter of 1998. As we have previously observed, the selling price of many of our products fluctuates with the price of copper.

     Mueller's manufacturing operations performed well during the third quarter. Copper tube had excellent volume and earnings. Brass rod posted solid volume and an increase in profitability versus the same period last year, despite competitive price reductions. Volume at our copper fittings operations was good, but spreads narrowed to their lowest level since early 1997. Margins also contracted for our plastic fittings operations, resulting in lower profits on a small increase in volume. We see signs of spreads for both copper and plastic fittings increasing in the fourth quarter. Our European operations did not reach production quotas. However, we expect European costs and production to improve in 1999 as we concentrate operations into two plants from three.

     Mueller announced three acquisitions since our last report. On August 10, Mueller announced a definitive merger agreement to acquire Halstead Industries, Inc. Halstead operates a copper tube mill in Wynne, Arkansas, and a line sets facility in Clinton, Tennessee, with total sales of approximately $250 million in 1997. Copper tube is an important business for Mueller and the acquisition of Halstead should allow for economies of scale. Further benefits should be obtained through specialization and balancing production between Halstead's tube mill and our own mill in Fulton, Mississippi. Customers should gain from improvements in service and product availability as a result of integrated inventory management. The merger is expected to close before year end.

     On August 11, we acquired B&K Industries, Inc. B&K is an import distributor of residential and commercial plumbing products in the United States with net sales in excess of $50 million in 1997. B&K sells through all major distribution channels including hardware co-ops, home centers, plumbing wholesalers, hardware wholesalers, OEMs, and manufactured housing wholesalers. This acquisition gives Mueller exceptional opportunities to increase sales of our existing products in the retail channel, which is a large and growing component of the plumbing supply business.

     On September 15, we acquired Lincoln Brass Works, Inc. Lincoln produces custom control valve assemblies for the gas appliance market. Lincoln had net sales of approximately $35 million in 1997. Its metal fabrication and machining capabilities complement our existing brass forging operation. Lincoln is also a large consumer of brass rod and forgings produced by Mueller.

     Looking ahead to 1999, we have an ambitious business plan. Our core operations remain busy, and we expect continued benefits from our ongoing capital investment programs. We are making progress in Europe, and expect improvements to the bottom line there next year. Our new copper refinery project in Fulton, Mississippi, remains on schedule for the first half of 1999. And we plan to move rapidly to reap benefits from our recent acquisitions.

Sincerely,

/S/HARVEY L. KARP
Harvey L. Karp
Chairman of the Board

/S/WILLIAM D. O'HAGAN
William D. O'Hagan
President and Chief Executive Officer

October 12, 1998

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)
                                                   For the Quarter Ended
                                              September 26,     September 27,
                                                  1998              1997
                                                        (Unaudited)

Net sales                                      $  212,746        $  229,133

Cost of goods sold                                163,952           181,376
Depreciation and amortization                       5,650             5,593
Selling, general, and
   administrative expense                          17,692            15,120
                                                ---------         ---------
Operating income                                   25,452            27,044
Interest expense                                   (1,158)           (1,818)
Environmental reserves                                  -            (1,100)
Other income, net                                   1,809             1,661
                                                ---------         ---------
Income before taxes                                26,103            25,787
Income tax expense                                 (7,338)           (7,736)
                                                ---------         ---------

Net income                                     $   18,765        $   18,051
                                                =========         =========

Earnings per share:

Basic:
   Weighted average shares outstanding             35,689            35,015
                                                =========         =========
   Basic earnings per share                    $     0.53        $     0.52
                                                =========         =========

Diluted:
   Weighted average shares outstanding
     Plus assumed conversions                      39,800            39,283
                                                =========         =========
   Diluted earnings per share                  $     0.47        $     0.46
                                                =========         =========

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)
                                                 For the Nine-Months Ended
                                              September 26,     September 27,
                                                  1998              1997
                                                       (Unaudited)
Net sales                                      $  665,265        $  645,936

Cost of goods sold                                512,927           509,845
Depreciation and amortization                      16,923            15,409
Selling, general, and
   administrative expense                          53,946            45,850
                                                ---------         ---------
Operating income                                   81,469            74,832

Interest expense                                   (3,701)           (4,114)
Environmental reserves                               (600)           (3,100)
Other income, net                                   6,513             4,857
                                                ---------         ---------
Income before taxes                                83,681            72,475
Income tax expense                                (25,941)          (22,327)
                                                ---------         ---------

Net income                                     $   57,740        $   50,148
                                                =========         =========

Earnings per share:

Basic:
   Weighted average shares outstanding             35,338            34,991
                                                =========         =========
   Basic earnings per share                    $     1.63        $     1.43
                                                =========         =========

Diluted:
   Weighted average shares outstanding
     plus assumed conversions                      39,686            39,208
                                                =========         =========
   Diluted earnings per share                  $     1.45        $     1.28
                                                =========         =========

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)
                                         Sept. 26, 1998         Dec. 27, 1997
                                                    (Unaudited)
ASSETS
Cash and cash equivalents                $   62,121              $   69,978
Accounts receivable, net                    141,769                 128,902
Inventories                                 117,679                  98,181
Other current assets                         10,175                  11,990
                                          ---------               ---------

    Total current assets                    331,744                 309,051

Property, plant and equipment, net          294,370                 260,364
Other assets                                 73,169                  41,361
                                          ---------               ---------


                                         $  699,283              $  610,776
                                          =========               =========



LIABILITIES AND STOCKHOLDERS' EQUITY
Current portion of long-term debt        $   18,187              $   18,980
Accounts payable                             34,573                  30,530
Other current liabilities                    66,654                  51,047
                                          ---------               ---------

    Total current liabilities               119,414                 100,557

Long-term debt                               56,223                  53,113
Other noncurrent liabilities                 38,435                  38,375
                                          ---------               ---------


    Total liabilities                       214,072                 192,045

Minority interest in subsidiaries               390                     691

Stockholders' equity                        484,821                 418,040
                                          ---------               ---------


                                         $  699,283              $  610,776
                                          =========               =========






                                      -5-